Filed by Hughes Electronics Corporation
                      Pursuant to Rule 425 under the Securities Act of 1933 and
                                           Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

                                  Subject Companies: General Motors Corporation
                                                  Commission File No. 001-00143
                                                 Hughes Electronics Corporation
                                                  Commission File No. 000-26035





                          TESTIMONY OF RUPERT MURDOCH,
                  CHAIRMAN AND CEO, THE NEWS CORPORATION, LTD.

                      BEFORE THE COMMITTEE ON THE JUDICIARY
                   "DIRECT BROADCAST SATELLITE SERVICE IN THE
                    MULTICHANNEL VIDEO DISTRIBUTION MARKET"

                                   MAY 8, 2003


Good Morning, Chairman Sensenbrenner, Ranking Member Conyers, and Members of the Committee. Thank you for the invitation to testify today regarding News Corporation's proposed acquisition of a 34% interest in Hughes Electronics Corporation.

Let me say at the outset that we believe that this acquisition has the potential to profoundly change the multichannel video marketplace in the United States to the ultimate benefit of all pay-TV customers, whether they are direct-to-home satellite or cable subscribers. It is my hope, and my goal, that as a result of this acquisition, Hughes' DIRECTV operation will be infused with the strategic vision, expertise, and resources necessary for it to bring innovation and competition to the multichannel marketplace and, of course, to the televisions of tens of millions of American viewers.

The public interest benefits of this transaction are manifold, but I would like to briefly touch on three key areas today:

First, News Corporation's outstanding track record of providing innovative new products and services to consumers, a track record that it is determined to replicate at Hughes and DIRECTV;

Second, the specific consumer benefits that will be realized from this transaction, including improvements in local-into-local service, new and improved interactive services, and the many new diversity programs News Corporation will bring to Hughes; and

Third, the absence of any horizontal or vertical merger concerns about this transaction. This transaction will only increase the already-intense competition in the programming and distribution markets, and market realities will compel our companies to continue the open and non-discriminatory practices each company has lived by. Nonetheless, to eliminate any possible concerns over the competitive effects of vertical integration, the parties have agreed as a matter of contract to significant program access commitments, and have asked the FCC to make those commitments an enforceable condition of the transfer of Hughes' DBS license.

News Corporation's track record of innovation as a content provider and as a satellite broadcaster is without parallel. Our company has a history of challenging the established - and often stagnant - media with new products and services for television viewers around the world. Perhaps our first and best-known effort to offer new choices to consumers in the broadcasting arena came with the establishment of the FOX network in 1986. FOX brought much-needed competition to the "Big 3" broadcast networks at a time when conventional wisdom said it couldn't be done. Seventeen years later, we have proved unambiguously that it could be done, with FOX reigning as the number one network so far this calendar year in the highly valued "adults 18-49" demographic. Along the way, we redefined the TV genre with shows like The Simpsons, In Living Color, The X-Files, and America's Most Wanted, and more recently 24, Boston Public, Malcolm in the Middle, The Bernie Mac Show, and the biggest hit on American TV, American Idol.

The FOX network was launched on the back of the Fox Television Stations group, an innovator in local news and informational programming since it was first formed. Today, Fox-owned stations air more than 800 hours of regularly scheduled local news each week - an average of 23 hours per station. We have increased the amount of news on these stations by 57 percent, on average, compared to the previous owners. Viewers demand more local news, and we provide it. Fox-owned stations were often the first - and in many markets are still the only - stations to offer multiple hours of local news and informational programming each weekday morning. This commitment to local news extends well beyond the stations we own. Since 1994, Fox has assisted more than 100 affiliates in launching local newscasts.

In addition to providing greater choice and innovation in network entertainment and local news, we have also redefined the way Americans watch sports. With viewer-friendly innovations such as the "FOX Box" and the first "Surround Sound" stereo in NFL broadcasts, the catcher cam in baseball, the glowing puck in hockey, and the car-tracking graphic in NASCAR, FOX has made sports more accessible and exciting for the average fan. FOX Sports Net, launched in 1996, has provided the first and only competitive challenge to the incumbent sports channel, ESPN. Fox Sports Nets' 19 regional sports channels, reaching 79 million homes, regularly beat ESPN in several key head-to-head battles. In 2002, Major League Baseball on ESPN averaged a 1.1 rating. On Fox Sports Net, baseball scored an average 3.5 rating in the markets it covers. The NBA on ESPN has averaged a 1.2 rating during the current season. In Fox Sports Net's markets, it has rated a 2.2. The key to Fox Sports Net's success is its delivery of what sports fans want most passionately: live, local games, whether at the professional, collegiate, or high school level, coupled with outstanding national sports events and programming.

Perhaps News Corp.'s most stunning success against conventional wisdom--and our most innovative disruption of the status quo-- is the Fox News Channel, launched in 1996. A chorus of doubters said CNN owned the cable news space and no one could possibly compete. A scant five years later, Fox News Channel overtook CNN, and since early 2002 has consistently finished first among the cable news channels in total day ratings. Growing from 17 million subscribers at launch to almost 82 million subscribers this month, Fox News Channel boasts some of the most popular shows on cable and satellite. I think it is fair to say Fox transformed the cable news business, introducing innovative technology and programming, and bringing a fresh choice and perspective to American news viewers.

Across the dial on American television are examples of where our challenges to the status quo have made a difference for viewers and proven we could be competitive against entrenched competition. We've launched and expanded FX, a general entertainment channel; we've launched the movie channel FXM; and we've re-launched and expanded the Speed Channel, a channel devoted to auto racing enthusiasts. And in January 2001, we launched National Geographic Channel with our partner, the National Geographic Society, into nine million homes. Today, Nat Geo is the fastest-growing cable network in the nation with 43 million subscribers and is making steady progress in the ratings against the established industry leader, The Discovery Channel.

News Corp.'s track record of innovation is not limited to the United States. News Corp. will bring a wealth of innovation to Hughes and DIRECTV from its British DTH platform, BSkyB. We launched BSkyB in 1989 with only four channels of programming. In 1998, frustrated by the limitations of analog technology and determined to give viewers even wider choices, BSkyB launched a digital service that boasted 140 channels. In 1999, in order to speed the conversion to digital and to drive penetration, BSkyB offered free set-top boxes and dishes. The conversion to digital took three years and cost BSkyB nearly one billion dollars, but by 2001, when the transition to digital was complete, BSkyB's subscriber base had grown to 5 million homes. Through BSkyB's digital offering, BSkyB viewers may choose from 389 channels delivering programming 24 hours each day. They also have a vast array of new services, including world-first interactive innovations such as a TV news service that allows viewers to choose from multiple segments being broadcast simultaneously on a news channel, multiple camera angles during sporting events, or multiple screens of programming within a certain genre. In addition, BSkyB viewers have access to online shopping, banking, games, email, travel, tourism and information services. With the launch of Europe's first fully integrated digital video recorder in 2001, BSkyB customers won access to even more interactive capabilities and viewing choices.

Upon completion of this transaction, News Corp. will bring the same spirit of innovation to the DBS business in the U.S, in the process redefining the choices Americans have when they watch television. This spirit of never-say-die competition and News Corp.'s demonstrated determination to provide ever-expanding services to the public have the potential to re-energize the entire American multichannel video marketplace.

To my second point about this transaction: its benefits to consumers. Apart from a history of bringing new competition and innovation to the television industry, News Corp. has been tremendously successful in bringing tangible benefits to consumers over nearly two decades of operating both here in the United States and abroad. This transaction will be no exception, enabling us to share our best practices across our platforms and across geographical boundaries to the benefit of consumers. These benefits will be very real, and often easily quantifiable.

One of the first enhancements to DIRECTV's service that News Corp.'s investment in Hughes will bring will be more local television stations for subscribers, offering consumers a more compelling alternative to cable. News Corp., as a leading U.S. broadcaster, was the first proponent of local-into-local service as part of our American Sky Broadcasting ("ASkyB") satellite DTH venture six years ago. In fact, I testified before Congress on this very topic, urging passage of copyright legislation to allow the retransmission of local signals by DBS. ASkyB conceived and designed a DBS spot beam satellite to implement this previously unheard of idea. As a broadcast company, News Corp. was convinced then - as it is now - that DBS will be the strongest possible competitor to cable only if it can provide consumers with the local broadcast channels they have come to rely on for local news, weather, traffic and sports.

With that in mind, News Corp. is committed to dramatically increasing DIRECTV's present local-into-local commitment of 100 DMAs by providing local-into-local service in as many of the 210 DMAs as possible, and to do so as soon as economically and technologically feasible. To that end, we are already actively considering a number of alternative technologies, including using some of the Ka-band satellite capacity on Hughes Network Systems' SPACEWAY system; seamlessly incorporating digital signals from local DTV stations into DIRECTV set-top boxes equipped with DTV tuners; and by exploring and developing other emerging technologies that could be used to deliver local signals, either alone or in combination with one of the above alternatives.

In addition, News Corp. is exploring new technologies that promise to improve spectrum efficiency or otherwise increase available capacity so that DIRECTV can expand the amount of HDTV content. Options include use of Ka-band capacity, higher order modulation schemes, such as the 8PSK technology FOX uses for its broadcast distribution to affiliated stations, and further improvements in compression technology. News Corp. will urge DIRECTV to carry many more than the four HDTV channels it currently carries and the five channels that some cable operators carry. In this way, we hope to help drive the transition to digital television by providing compelling programming in a format that will encourage consumers to invest in digital television sets.

As to broadband, News Corp. will work aggressively to build on the services already provided by Hughes to make broadband available throughout the U.S., particularly in rural areas. Broadband solutions for all Americans could come from partnering with other satellite broadband providers, DSL providers, or new potential broadband providers using broadband over power line systems, or from other emerging technologies. News Corp. believes it is critical that consumers have vibrant broadband choices that compete with cable's video and broadband services on capability, quality and price.

The public will also benefit from the efficiencies and economies of scope and scale that News Corporation will bring to DIRECTV. We believe by sharing "best practices," and by using management and expertise from our worldwide satellite operations, we will be able to substantially reduce DIRECTV's annual expenses by $65 to $135 million annually. Other efficiencies include sharing facilities of the various subsidiaries of News Corp. and Hughes in the U.S., and developing and efficiently deploying innovations, such as next-generation set-top boxes with upgraded interactive television and digital video recorder capabilities and state-of-the-art anti-piracy techniques. When Hughes becomes part of News Corp.'s global family of DTH affiliates, it will benefit from a number of scale economies that will more efficiently defray the enormous research and development costs associated with bringing new features and services to market. Moreover, common technology standards for both hardware and software across the News Corp. DTH platforms should help to drive down consumer equipment and software costs. Through these various cost savings, DIRECTV will be able to finance more innovations in programming and technology to ensure that it achieves and maintains the highest level of service for its customers at competitive prices.

News Corp. also plans to bring to DIRECTV the "best practices" it has developed at its satellite operations in other countries. DIRECTV's "churn rate" - that is, the rate at which customers discontinue use of the service - is around 18 percent, whereas BSkyB's annual churn rate is currently 9.4 percent. By using BSkyB's "best practices" and accelerating the pace of innovation, we predict that DIRECTV should experience a 2 to 3 percent decline in its annual churn rate. We calculate that every percentage point reduction in churn will add approximately $33 million to Hughes' earnings. With these additional financial resources, DIRECTV will be able to finance additional initiatives in research, development and marketing.

Another important element that News Corp. will bring to Hughes and DIRECTV is its deep and proven commitment to equal opportunity and diversity. Specifically, the diversity initiatives we will implement include:

     |X| A commitment to carry more programming on DIRECTV targeted at culturally, ethnically and linguistically diverse audiences;

     |X| An extensive training program for minority entrepreneurs seeking to develop program channels for carriage by multichannel video systems;

     |X| A program for actively hiring and promoting minorities for management positions;

     |X| An extensive internship programming for high school and college students;

     |X| Improved procurement practices that ensure outreach and opportunities for minority vendors; and

     |X| Upgraded internal and external communications, including the Hughes web site, to assist implementation of the above initiatives.

Finally, to my third point: there are no horizontal or vertical merger concerns arising from this transaction. Because this transaction involves an investment in DIRECTV, a multichannel video programming distributor with no programming interests, by News Corp., a programmer with no multichannel distribution interests, no "horizontal" competition issues arise. There will be no decrease in the number of U.S. competitors in either the multichannel video distribution market or the programming market. To the contrary, because of News Corp.'s plans to bring "best practices" and innovations to DIRECTV, competition in these markets will intensify and consumers will be presented with more and better choices.

The transaction does result in a "vertical" integration of assets because of the association of DIRECTV's distribution platform and News Corp.'s programming assets. But this "vertical" integration is not anti-competitive for two reasons. First, neither News Corp. nor DIRECTV has sufficient power in its relevant market to be able to act in an anti-competitive manner. DIRECTV has a modest 12 percent of the national multichannel market, compared to as much as 29 percent of the market held by the largest cable operator. News Corp. has a modest 3.9 percent of the national programming channels, compared to the largest cable programmer at 15.2 percent of the channels.

Second, rational business behavior will prevent News Corp. and DIRECTV from engaging in anti-competitive behavior. As a programmer, News Corp.'s business model is predicated on achieving the widest possible distribution for our programming in order to maximize advertising revenue and subscriber fees. Any diminution in distribution reduces our ability to maximize profit from that programming. Even if we were voluntarily willing to lower our earnings potential by withholding our programming from competing distributors, we would be precluded from doing so by the FCC's program access rules. Similarly, DIRECTV has every economic incentive to draw from the widest spectrum of attractive programming, regardless of source, in order to maximize subscriber revenue. In short, it makes no business sense for either party to do anything to limit our potential customer base or our programming possibilities.

Notwithstanding these strong economic and business incentives, News Corp. and Hughes have agreed - as a matter of contract - to a series of program access undertakings to eliminate any concerns over the competitive effects of the proposed transaction. We have asked the FCC to adopt these program access commitments, which are attached to my written testimony, as a condition of the approval of our Application for Transfer of Control that was filed at the FCC on May 2. These program access commitments are largely the same as those required of cable operators, but in some respects go further. These commitments will:

     |X|  Prevent DIRECTV from discriminating against unaffiliated programmers;

     |X| Prevent DIRECTV from entering into an exclusive arrangement with any affiliated programmer, including News Corp.; and

     |X| Prevent News Corp. from offering any national or regional cable programming channels it controls on an exclusive basis to any distributor and from discriminating among distributors in price, terms or conditions.

These extensive commitments apply for as long as the FCC's program access rules remain in effect and News Corp. owns an interest in DIRECTV. They make it clear that News Corp. and Hughes are committed to fair, open and non-discriminatory program access practices that go well beyond what the law requires of DBS operators, cable programmers, and even cable operators.

In any event, neither News Corp. nor Hughes is among the top five media companies, by expenditure, in the United States. As you can see in the chart attached to my testimony, News Corp. is sixth with 2.8 percent of total industry expenditures, and Hughes is eighth with 2.2 percent. Even combining the expenditures of News Corp. and Hughes would place the company fifth in expenditures behind AOL Time Warner with 10.1 percent, Viacom with 6.4 percent, Comcast with 6.3 percent, and Sony at 5.3 percent. If the expenditures from Disney's theme parks were included in its total, the combination of News Corp. and Hughes would rank sixth in total "entertainment" revenues.

In closing, I believe this transaction represents an exciting association between two companies with the assets, experience and history of innovation that will ensure DIRECTV can become an even more effective competitor in the multichannel market. There will be significant public interest benefits for consumers as a result of this transaction, including bringing more local channels to more markets, innovations such as set-top boxes with next generation interactive television and digital video recorder capabilities, and a diversity program that will set the standard for the rest of the entertainment industry.

Thank you for your attention, and I look forward to your questions.

********************************************************************************

EXHIBIT F
                          Program Access Requirements:
                          ----------------------------
                       News Corp. and DIRECTV Commitments
                       ----------------------------------

     News Corp. and DIRECTV will be bound by the FCC's program access rules (otherwise applicable to vertically-integrated satellite cable programming services) regardless of whether News Corp., DIRECTV or any of their program services is deemed to be a vertically integrated satellite cable programming vendor under such rules.

     In addition, News Corp. and DirecTV will make the following commitments, above and beyond those contained in the FCC's program access rules.

     o News Corp. will not offer any of its existing or future national and regional programming services on an exclusive basis to any MVPD and will continue to make such services available to all MVPDs on a non-exclusive basis and non-discriminatory terms and conditions.

     o Neither News Corp. nor DIRECTV will discriminate against unaffiliated programming services in the selection, price, terms or conditions of carriage.

     o DIRECTV will not enter into an exclusive distribution arrangement with any Affiliated Program Rights Holder. "Affiliated Program Rights Holder" includes (i) a program rights holder in which News Corp. or DIRECTV holds a non-controlling "Attributable Interest" (as determined by the FCC's program access attribution rules); and (ii) a program rights holder in which an entity holding an non-controlling Attributable Interest in News Corp. or DIRECTV holds an Attributable Interest, provided that News Corp. or DIRECTV has actual knowledge of such entity's Attributable Interest in such program rights holder.

     Liberty Media owns approximately 18% of the non-voting equity of News Corp. Liberty Media currently is considered a vertically integrated programmer under the FCC's program access rules and, as such, is restricted in its ability to enter into exclusive or discriminatory agreements with respect to satellite-delivered cable programming services in which it has an Attributable Interest. In the event Liberty Media is no longer deemed a vertically integrated programmer (including by reason of the sale of its Puerto Rican cable interests) and so long as Liberty Media holds an Attributable Interest in News Corp., DIRECTV will deal with Liberty Media with respect to programming services it controls as if it continued as a vertically integrated programmer subject to the program access rules.

     DIRECTV may continue to compete for programming that is lawfully offered on an exclusive basis by an unaffiliated program rights holder (e.g., NFL Sunday Ticket).

     o Neither News Corp. nor DIRECTV (including any entity over which either exercises control) shall unduly or improperly influence: (i) the decision of any Affiliated Program Rights Holder to sell programming to an unaffiliated MVPD; or (ii) the prices, terms and conditions of sale of programming by any Affiliated Program Rights Holder to an unaffiliated MVPD.

     These commitments will apply to News Corp. and DIRECTV for the later of (1) as long as the FCC deems News Corp. to have an Attributable Interest in DIRECTV and the FCC's program access rules are in effect (provided that if the program access rules are modified these commitments shall be modified to conform to any revised rules adopted by the FCC) or (2) if these commitments are embodied in a consent decree or other appropriate order issued by or agreement with the DOJ, FTC or FCC, for the term specified by such consent decree, order or agreement.

********************************************************************************

The U.S. Media Marketplace is Highly Competitive


--------- ---------------------------------------------------------------- ------------------------- ---------------------------
                                                                                                             COMPANY
                                                                               2002 U.S. MEDIA            REVENUES AS A %
                                                                                   REVENUES              OF TOTAL MEDIA
                              COMPANY                                           (IN MILLIONS)                INDUSTRY
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
1                                                                                  $32,630                     10.1%
                                 AOL Time Warner
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
2                                                                                  $20,670                      6.4%
                                 VIACOM
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
3                                                                                  $20,470                      6.3%
                                 Comcast
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
4                                                                                  $17,090                      5.3%
                                 SONY Corporation
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
5                                                                                  $13,110                      4.0%
                                 The Walt Disney Co.
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
6                                                                                   $9,130                      2.8%
                                 News Corporation
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
7                                                                                   $7,580                      2.3%
                                 Vivendi Universal
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
8                                                                                   $7,190                      2.2%
                                 Hughes Electronics
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
9                                                                                   $7,150                      2.2%
                                 General Electric/NBC/Telemundo
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
10                                                                                  $6,920                      2.1%
                                 Clear Channel Communications
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
11                                                                                  $6,400                      2.0%
                                 Cox Enterprises
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
12                                                                                  $5,590                      1.7%
                                 Gannett Co.
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
13                                                                                  $5,400                      1.7%
                                 The Tribune Company
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
14                                                                                  $5,270                      1.6%
                                 Bertelsmann
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
15                                                                                  $4,750                      1.5%
                                 Echostar Communications
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
16                                                                                  $4,570                      1.4%
                                 Charter Communications
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
17                                                                                  $4,000                      1.2%
                                 Advance Publications
--------- ---------------------------------------------------------------- ------------------------- ---------------------------


                                       11

--------- ---------------------------------------------------------------- ------------------------- ---------------------------
18                                                                                  $3,990                      1.2%
                                 Hearst Corporation
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
19                                                                                  $3,340                      1.0%
                                 Adelphia Communications
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
20                                                                                  $3,080                      1.0%
                                 The New York Times Company
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
21                                                                                  $3,070                      0.9%
                                 Cablevision Systems Corporation
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
22                                                                                  $2,840                      0.9%
                                 Knight Ridder
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
23                                                                                  $2,130                      0.7%
                                 Nintendo
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
24                                                                                  $2,110                      0.7%
                                 Bloomberg
--------- ---------------------------------------------------------------- ------------------------- ---------------------------
25                                                                                  $2,080                      0.6%
                                 Liberty Media
-------------------------------------------------------------------------- ------------------------- ---------------------------

                                                                                   $200,560                    62.1%
                  TOTALS FOR THE TOP 25 MEDIA COMPANIES
                              (BY REVENUE)

-------------------------------------------------------------------------- ------------------------- ---------------------------


% Share of U.S. Total Media Industry, By Company
[Chart]

COMPETITION FLOURISHES AMONGST A MULTITUDE OF MAJOR MEDIA COMPANIES

o The largest 25 media companies collectively account for only 60% of the Total Media Industry.

o Even the largest media company has only a small portion of the Total Media Industry.

END NOTES

1. Media include the following industry segments: broadcast television, broadcast radio, cable & satellite providers, cable & satellite programming, newspaper publishing, consumer magazine publishing, consumer book publishing, consumer Internet sites, filmed entertainment, recorded music, interactive entertainment, and outdoor advertising (the "Media"). Total U.S. expenditures (end-user spending) on the Media was estimated to be $324.006 billion in 2002 (the "Total Media Industry"). Source: PQ Media, LLC; Veronis Suhler Stevenson. Company revenues for the Media are reported as a percentage of the Total Media Industry. Since most private companies do not publicly report financial performance, data on total revenues for the Media is unavailable. The Total Media Industry, which includes expenditures on both publicly- and privately-owned companies, approximates total U.S. revenue for both public and private companies operating in the Media.

2. Corporate SEC filings for AOL Time Warner, Comcast, News Corporation, CSC Holdings and Tribune Company do not separately break out revenues for certain segments (e.g., sports teams) that are not among the segments that comprise the Total Media Industry.

3. Corporate SEC filings for Viacom and Clear Channel Communications and Bertelsmann's Annual Report do not separately break out revenues for certain segments (e.g., theme parks, live entertainment and media services) that are not among the segments that comprise the Total Media Industry.

4. As reported in its 10-K, Comcast's figures include unaudited pro forma revenues for AT&T Broadband, which merged with Comcast in November 2002.

5. News Corp.'s figures include U.S. and Canadian revenues for both Fox Entertainment Group, Inc. and Harper Collins, but exclude revenues for the New York Post.

6. SONY, Vivendi Universal, Hughes Electronics, GE/NBC/Telemundo, CSC Holdings, Nintendo, and Liberty Media figures may include some non-U.S. revenues.

7. The figures for Cox Enterprises are 2001 revenues and have been derived from the company's web site, http://www.coxenterprises.com.

8. Adelphia Communications' figures are an estimate based on financial statements filed by the company with the United States Bankruptcy Court on November 25, 2002. See Mike Farrell, Adelphia's Numbers Aren't All Bad, Multichannel News, December 2, 2002, at 6.

9. Revenues for the following, privately-held companies have been derived from Advertising Age: Advance Publications, Hearst Corporation and Bloomberg. See Leading Media Companies, Advertising Age, August 19, 2002, at S-2. The revenue figures for these companies are 2001 figures and may exclude certain revenues from certain industry segments that comprise the definition of the Total Media Industry.



In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News") intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 common stock and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by GM, Hughes or News with the SEC) at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2003 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include those persons whose interests in GM or Hughes are not described in the proxy statement for GM's 2003 annual meeting. Information regarding these persons and their interest in GM and/or Hughes was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and News to differ materially, many of which are beyond the control of GM, Hughes or News include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News with the SEC. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.


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